Exhibit 10.15

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement is made by and between ConAgra Foods, Inc., a Delaware corporation (“Company”), and Gary M. Rodkin (“Executive”), the 25th day of September, 2008, but effective as of January 1, 2009 (the “Agreement Date”).

The Board of Directors of the Company (“Board”) and Executive desire to restate the August 31, 2005 Employment Agreement between the Company and Executive to comply with Internal Revenue Code (“Code”) Section 409A (“409A”) and to make certain other changes. In order to accomplish this objective, the Board has caused the Company to enter into this Agreement.

NOW, THEREFORE, it is agreed as follows:

1.	Term of Employment. Executive’s term of employment under this Agreement shall continue in accordance with the terms hereof until a termination of Executive’s employment.

2.	Position and Duties.

2.1	Position. Executive is the Company’s President and Chief Executive Officer and Executive shall have the customary powers, responsibilities and authorities of such position in corporations of the size, type and nature of the Company and as provided in the Company’s by-laws. Executive’s office shall be located in Omaha, Nebraska.

2.2	Duties. Executive shall devote his full working time and efforts to the performance of the duties outlined above. Executive may, consistent with his duties hereunder, engage in charitable and community affairs, manage his personal investments and, subject to the prior approval of the Board, serve on the board of directors of other companies.

3.	Compensation.

3.1	Base Salary. The Company shall pay Executive a Base Salary (“Base Salary”) at the rate of $1,000,000 per annum. The Base Salary shall be payable in accordance with the ordinary payroll practices of the Company. Executive’s rate of Base Salary shall be reviewed for possible increases by the Board at least annually, and any such increased amount shall become the Base Salary hereunder.

3.2	Annual Incentive Bonus. Executive shall be entitled to receive an annual bonus under the Company’s Executive Incentive Plan (“Annual Bonus Plan”), or any successor plan subsequently available to senior executive officers. Executive’s target bonus opportunity under the Annual Bonus Plan shall not be less than 200% of Executive’s Base Salary. The performance goals with respect to such target bonus opportunity shall be established annually by the Human Resources Committee of the Board on a basis consistent with the establishment of such performance goals for other senior executive officers of the Company.

3.3	Long Term Senior Management Incentive Plans. Executive shall participate in the Company’s Executive Incentive Plan, 2006 Stock Plan, 2006 Performance Share Plan, 2008 Performance Share Plan and any other or successor incentive plan available from time to time to senior executive officers at levels determined by the Human Resource Committee of the Board of Directors and commensurate with Executive’s position. Each such Plan, together with the Company’s Long-Term Senior Management Incentive Program and any other equity-based or other incentive program under which Executive has received or receives long-term awards, are collectively referred to as the “LTSMIP”.

4.	Other Benefits

4.1	Employee Benefit Plans. The Company shall provide Executive and his eligible dependents with coverage under all employee benefit programs, plans and practices, in accordance with the terms thereof, which the Company makes available to senior executive officers (including qualified and non-qualified plans) in accordance with Company policies. This will include vacation benefits pursuant to standard Company vacation policy, but not less than four weeks per calendar year.

4.2

Non-Qualified Plans. The Executive will participate in the Company’s Non-Qualified Pension Plan (the “Non-Qualified Plan”) and Non-Qualified CRISP Plan (“Non-Qualified CRISP Plan”). For purposes of the Non-Qualified Plan, except as set forth below, (i) years of service for purposes of calculating benefits will be credited at a three-for-one rate until Executive has service credit of thirty years, (ii) annual pensionable earnings shall be no less than $3,000,000, and (iii) Executive’s benefits under the Non-Qualified Plan shall be determined using the prior benefit formula as in effect under the qualified pension plan during 2004 (described as Option (A) in the Company’s August 2008 Proxy Statement). Notwithstanding the foregoing, (x) in the event of voluntary termination or retirement prior to attainment of age 60, a crediting rate of two-for-one shall apply in lieu of the three-for-one rate, (y) the Board must approve a voluntary termination or retirement before August 31, 2010 and, in the event of such termination or retirement without approval by the Board, the Executive will not be entitled to any benefits under the Non-Qualified Plan or the Non-Qualified CRISP Plan, and (z) the amount of benefit payable under the Non-Qualified Plan shall be subject to offset for the accrued benefit as of August 31, 2005 payable to Executive under all Pepsi supplemental pension retirement plans commencing, in the case of benefits grandfathered from 409A application, on May 1, 2017 in the form of a monthly joint and 50% survivor annuity benefit, and commencing, in the case of benefits that are not grandfathered from 409A application, on June 1, 2009 in the form of a monthly joint and 50% survivor annuity benefit. Such offset shall be determined by converting benefits under both such plans to lump sum equivalent values based upon the actuarial assumptions and methods which the Company uses for purposes for determining the lump sum benefit payments under the Non-Qualified Plan. In the event of termination for “Cause”, the Executive will not be entitled to any benefits under the Non-Qualified Plan or the Non-Qualified CRISP Plan.

4.3	Directors and Officers Liability Coverage. Executive shall be entitled to the same coverage under the Company’s directors and officers liability insurance policies as is available to senior executive officers and directors with the Company. In any event, the Company shall indemnify and hold Executive harmless, to the fullest extent permitted by the laws of the State of Delaware, from and against all costs, charges and expenses (including reasonable attorneys’ fees) incurred or sustained in connection with any action, suit or proceeding to which Executive or his legal representatives may be made a party by reason of Executive’s being or having been a director or officer of the company or any of its affiliates or employee benefit plans. The provisions of this subparagraph shall not be deemed exclusive of any other rights to which Executive seeking indemnification may have under any by-law, agreement, vote of stockholders or directors, or otherwise. The provisions of this paragraph shall survive the termination of this Agreement for any reason.

4.4	Expenses. Executive is authorized to incur reasonable expenses in carrying out his duties under this Agreement, including expenses for travel and similar items related to such duties. The Company shall reimburse Executive for all such expenses upon presentation by Executive from time to time of an itemized account of such expenditures. The Company will pay all reasonable professional fees and expenses incurred by Executive in connection with the negotiation and preparation of this Agreement.

4.5	Reimbursement and In-Kind Benefit Rules. Any reimbursements, gross-ups or in-kind benefits to be provided pursuant to this Agreement (including but not limited to Sections 4.4, 4.7, and 9) that are taxable to Executive shall be subject to the following restrictions: (a) each reimbursement or gross-up must be paid no later than the last day of the calendar year following the Employee’s tax year during which the expense was incurred or tax was remitted, as the case may be; and (b) the amount of expenses or taxes eligible for reimbursement, or in kind benefits or gross-ups provided, during a tax year of the Employee may not affect the expenses or taxes eligible for reimbursement, or in-kind benefits or gross-ups to be provided, in any other tax year of the Employee; (c) the period during which any reimbursement or gross-up may be paid or in-kind benefit may be provided is the later of ten years after termination of this Agreement or in the case of reimbursements or gross-ups related to any Excise Tax and Expenses, the expiration of all applicable statutes of limitation for the collection of such Excise Tax and Expenses; and (d) the right to reimbursement, gross-up or in-kind benefits is not subject to liquidation or exchange for another benefit.

4.6	Other Policies. The Company’s senior executive security policy will apply to Executive, including use of corporate aircraft and appropriate home security in

Omaha. The Company acknowledges that the Company and Executive have entered into an Executive Time Sharing Agreement relating to Executive’s personal use of Company-provided aircraft.

4.7	Change of Control Benefits. The Executive has entered into that certain Amended and Restated Change of Control Agreement that is to become effective as of January 1, 2009 (the “CoC Agreement”). If the Company were to terminate the CoC Agreement, and if a “Change of Control” (as that term is defined in the CoC Agreement) were to thereafter occur, and if a separation from service described in Section 5.2 were to occur upon or within three years after such Change of Control then: (i) the sum of the severance benefit under Section 5.2(iii) of this Agreement and any other severance paid or provided to Executive shall be 2.99 times the sum of (1) Executive’s Base Salary, plus (2) the greater of (x) the highest annual cash bonus paid to Executive for the three (3) full fiscal years of the Company preceding the fiscal year in which the Change of Control occurs, or (y) two times Executive’s Base Salary for the fiscal year in which the Change of Control occurs. Executive’s Base Salary for purposes of item (1) in the preceding sentence shall be Executive’s highest Base Salary as of or after the Change of Control, and (ii) Executive will be entitled to a “Tax Gross Up.” “Tax Gross Up” means an additional amount (the “Additional Payment”) such that the net amount retained by the Executive after deduction of any Excise Tax and Expenses (as defined below), and any federal, state and local income tax, employment tax and Excise Tax and Expenses imposed upon the Additional Payment, shall be equal to the sum of the payments, distributions or benefits to be paid to or for the benefit of Executive pursuant to this Agreement or otherwise. The term “Excise Tax and Expenses” means the Excise Tax and Expenses imposed under Section 4999 of the Code, together with any interest or penalties imposed with respect to such Excise Tax and Expenses. Notwithstanding the foregoing, provided the Company complies with Section 5.6, the Additional Payment shall not include any taxes imposed under Code Sections 409A(a)(1)(B) and 409A(b)(5).

All Tax Gross Up determinations shall be made by an independent registered public accounting firm selected by the Company immediately prior to the Change of Control (the “Accounting Firm”), which shall provide its determinations and any supporting calculations both to the Company and Executive within ten (10) days of the Change of Control. Any such determination by the Accounting Firm shall be binding upon the Company and the Executive.

The Company shall pay the applicable Additional Payment as and when the Excise Tax and Expenses is incurred, subject to Section 4.5. The Additional Payment shall be paid in accordance with Section 409A of the Code, to the extent applicable. If the amount of an Additional Payment cannot be fully determined by the date on which an amount becomes subject to the Excise Tax and Expenses (“Payment Date”), the Company shall pay to the Employee by the Payment Date an estimate of such Additional Payment, as determined by the Accounting Firm, and the Company shall pay to the Employee (or the Employee shall pay to the Company) any difference between the estimated payment and the actual

Additional Payment due hereunder (if any) as soon as the amount can be determined, but in no event later than twenty (20) days before Employee is obligated to remit the Excise Tax and Expenses.

All of the fees and expenses of the Accounting Firm in performing the determinations referred to in this Section shall be borne solely by the Company. The Company agrees to indemnify and hold harmless the Accounting Firm of and from any and all claims, damages and expenses resulting from or relating to its determinations pursuant to this Section, except for claims, damages or expenses resulting from the gross negligence or willful misconduct of the Accounting Firm.

4.8	Stock Ownership. The Executive acknowledges and agrees to comply with the Company’s executive stock ownership guidelines as existing from time to time, and which currently prohibit Executive from selling any shares of Company common stock except (i) shares, the proceeds of which are used to pay taxes resulting from the vesting or exercise of options, and (ii) sales, so long as, immediately following such sale, Executive owns shares of Company common stock (as determined under the Company’s share ownership guidelines, as modified from time to time) with a value (as determined under the Company’s share ownership guidelines, as modified from time to time) in excess of six (6) times Executive’s annual Base Salary.

4.9	Post-Retirement Benefits.

(a)	Upon termination of employment following August 31, 2010, or, if earlier, due to death or disability, or involuntary termination without Cause or resignation for Good Reason, Executive will be deemed eligible for early and normal retirement (“Retiree Eligible”) under all pension (other than qualified pension plans), welfare benefit, the LTSMIP and any other equity incentive plans and programs applicable to senior executives.

(b)	So long as Executive is Retiree Eligible, Executive (his wife and other covered dependents) shall be provided post-employment COBRA-equivalent medical coverage, at Executive’s after-tax expense, until each of Executive and his wife, respectively, attain age 65 (and other covered dependents otherwise would cease to be eligible for coverage). This benefit would follow any health benefit continuation coverage occurring in connection with severance-related benefits continuation described in Section 5.2 and would fill gaps in Company-provided retiree plan coverage.

5.	Separation from Service. The Company may terminate Executive’s employment at any time for any reason, and Executive may terminate his employment at any time with or without Good Reason, subject to the terms of this Section 5. For purposes of this Section 5, the following terms shall have the following meanings:

(a)	“Cause” shall be limited to (i) action by Executive involving willful malfeasance in connection with his employment having a material adverse effect on the Company, (ii) substantial and continuing refusal by Executive in willful breach of this Agreement to perform the duties ordinarily performed by an executive occupying his position, which refusal has a material adverse effect on the Company, or (iii) Executive being convicted of a felony involving moral turpitude under the laws of the United States or any state.

(b)	“Good Reason” shall mean (i) the assignment to Executive of duties materially inconsistent with Executive’s position as President and Chief Executive Officer, or any removal of Executive from, or failure to elect or reelect Executive to, the position of President and Chief Executive Officer (or to such other position as may be agreed to by Executive), except in any case in connection with the termination of Executive’s employment for Cause, Permanent Disability, death, or voluntary termination by Executive without Good Reason, (ii) failure of the Board to nominate Executive for election to the Board, except in connection with termination for Cause, Permanent Disability, death, or voluntary termination by Executive without Good Reason, (iii) a reduction of Executive’s Base Salary or of the annual target bonus opportunity as in effect on the Agreement Date, (iv) any material breach by the Company of any provision of this Agreement, or (v) a requirement that Executive be based at any office or location other than Omaha, Nebraska.

(c)	“Permanent Disability” shall mean Executive is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under the Company’s long-term disability plan.

(d)	“Separation from Service”, “termination of employment” and similar references shall mean the date that Executive’s employment with the Company terminates under circumstances that constitute a separation from service within the meaning of Internal Revenue Code Section 409A. Generally, Executive will incur a Separation from Service if the Executive dies, retires, or otherwise has a termination of employment with the Company, determined in accordance with the following:

(i)

Leaves of Absence. The employment relationship is treated as continuing intact while Executive is on military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed six (6) months, or, if longer, so long as Executive retains a right to reemployment with the Company under an applicable statute or by contract (including but not limited to this Agreement). A leave of absence constitutes a bona fide leave of absence only if there is a reasonable expectation that Executive will return to perform services for the Company. If the period of leave exceeds six (6) months and Executive does not retain a right to reemployment under an applicable statute or by contract, the employment relationship is deemed to terminate on the first date immediately following such six (6) month period. Notwithstanding the foregoing, where a leave of absence is due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months, where such impairment causes Executive to be unable to perform the duties of his or her position of employment or any substantially similar position of employment, a twenty nine (29) month period of absence shall be substituted for such six (6) month period.

(ii)	Dual Status. Generally, if Executive performs services both as an employee and an independent contractor, Executive must separate from service both as an employee, and as an independent contractor pursuant to standards set forth in Treasury Regulations, to be treated as having a Separation from Service. However, if Executive provides services to the Company as an employee and as a member of the Board, and if any plan in which such person participates as a Board member is not aggregated with this Agreement pursuant to Treasury Regulation section 1.409A 1(c)(2)(ii), then the services provided as a director are not taken into account in determining whether Executive has a Separation from Service as an employee for purposes of this Agreement.

(iii)

Termination of Employment. Whether Separation from Service has occurred is determined based on whether the facts and circumstances indicate that the Company and the Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services Executive would perform after such date (whether as an employee or as an independent contractor except as provided in clause (ii) above) would permanently decrease to no more than twenty (20) percent of the average level of bona fide services performed (whether as an employee or an independent contractor, except as provided in clause (ii) above) over the immediately preceding thirty six (36) month period (or the full period of services to the Company if Executive has been providing services to the Company less than thirty six (36) months). For periods during which Executive is on a paid bona fide leave of absence and has not otherwise terminated employment as described above, for purposes of this clause (iii) Executive is treated as providing bona fide services at a level equal to the level of services that the Executive would have been required to perform to receive the compensation paid with respect to such leave of absence. Periods during which Executive is on an unpaid bona fide leave of absence and has not otherwise terminated employment are disregarded for purposes of this clause (iii) (including for purposes of determining the applicable thirty six (36) month (or shorter) period).

(iv)	Service with Related Companies. For purposes of determining whether a Separation from Service has occurred under the above provisions, the “Company” shall include the Company and all Related Companies.

(e)	“Related Companies” shall mean: (i) any corporation that is a member of a controlled group of corporations (as defined in Code Section 414(b)) that includes the Company; and (ii) any trade or business (whether or not incorporated) that is under common control (as defined in Code Section 414(c)) with the Company. For purposes of applying Code §§ 414(b) and (c), 25% is substituted for the 80% ownership level.

5.1	Termination Upon Death or Permanent Disability. In the event of a Separation from Service by reason of Executive’s death or Permanent Disability (i) all options and other awards granted in connection with the LTSMIP other than LTSMIP awards with respect to which vesting is determined based upon performance (including but not limited to performance share awards or options that vest based upon performance), shall become fully vested, and all vested options will be exercisable during the remainder of the term of such options, (ii) all deferred compensation (not including retirement benefits) shall be paid to Executive’s estate or designated beneficiary in accordance with the terms of such deferred compensation (the items in (i) and (ii) above and (iv) below are collectively referred to as the “Accrued Benefits”), (iii) Executive and his dependents shall continue to participate in the Company’s employee benefit plans to the extent provided in such plans with respect to the death or Permanent Disability of senior executive officers of the Company, (iv) Executive’s Base Salary shall be paid (subject to any applicable deferral election) through the month of Separation from Service, together with any accrued, but unused, vacation pay, and (v) Executive shall receive (subject to any applicable deferral election) a benefit under the Annual Bonus Plan, and the LTSMIP; in the case of the Annual Bonus Plan, the benefit will be pro rated based on completed days during the applicable fiscal year, and in the case of the LTSMIP the benefit will be prorated based upon fiscal years completed prior to death or disability; also, in the case of death, the benefit will be based on target, and in the case of disability the benefit will be based on actual performance for the performance period during which disability occurs as set forth in the applicable plan; and in all cases the benefits shall be paid at the time set forth in the applicable plan.

5.2

Termination Without Cause or for Good Reason. If there is a Separation from Service initiated by the Company without Cause, or resulting from Executive initiating a Separation from Service with Good Reason, (i) Executive shall receive all Accrued Benefits, (ii) Executive’s pension benefit under the Non-Qualified Plan shall be based on the amount accrued to the date of termination, plus the additional amount that would have accrued during the next two years if Executive would have remained employed and received compensation described in clause (iii) below, such pension benefit to be paid in accordance with the Non-Qualified Plan, (iii) an amount of severance pay equal to two times Executive’s deemed annual cash compensation, which shall be (A) Executive’s Base Salary in effect as of the date of Separation from Service, multiplied by (B) 100% plus the target bonus opportunity percentage in effect for Annual Bonus Plan purposes for the fiscal year ended May 27, 2007, (iv) Executive will be entitled to a pro rata annual bonus under the Annual Bonus Plan for the year of termination, based on actual performance and payable when bonuses are paid to other senior executives (but no later than two and one-half months after the end of the fiscal year with respect to which such bonus is determined); and (v) Executive and his dependents shall be entitled to continued participation (at Executive’s after-tax expense for the entire cost of coverage to the extent necessary to avoid Executive recognizing taxable income related to such coverage under Internal Revenue Code Section 105(h)) in all health and welfare plans or programs that are exempt from 409A in which Executive and such dependents were participating on the date of the termination until the earlier of (a) the second anniversary of termination of employment, and (b) the date, or dates, Executive receives equivalent coverage and benefits under the plans and programs of a subsequent employer (such coverages and benefits to be determined on a coverage-by-coverage, or benefit-by-benefit basis); provided that, to the extent Executive is precluded from continuing participation in any such plan or program as provided in this Section or must pay the expense thereof, the Company shall pay to Executive an amount equal to the sum of (x) with respect to insured benefits, the present value (discounted using the then published 2-year Treasury rate) of the premiums expected for coverage or that would be paid by Executive if Executive were to continue coverage at his expense pursuant hereto, less any active employee portion of the premiums, plus (y) with respect to benefits not insured, the present value (discounted using the then published 2-year Treasury rate) of the expected gross cost per employee to the Company to provide such benefits less active employee contributions.

5.3	Termination With Cause or Without Good Reason. If there is a Separation from Service initiated by the Company with Cause, or resulting from Executive voluntarily initiating a Separation from Service without Good Reason, then (i) Executive shall be paid the Base Salary through the month of termination, and (ii) Executive shall receive benefits, if any, under Company plans in accordance with the terms of such plans.

5.4

Timing of Payments. Subject to Section 5.5 below, all cash payments required hereunder following death, Permanent Disability or any other Separation from Service shall be made within fifteen days following such Separation from Service; provided, that payments under the Annual Bonus Plan or the LTSMIP pursuant to Sections 5.1(vi) or 5.2(iv) shall be made following the end of the applicable fiscal year or other performance period at the same time as such payments are made to the Company’s other senior executive officers participating in such plans (but no later than two and one-half months after the end of the fiscal year with respect to which such bonus is determined) and payments under the non-qualified retirement or deferred compensation plans shall be made in accordance with the provisions of such plans.

5.5	Six Month Wait. Notwithstanding anything contained in this Agreement to the contrary, if the Executive is a “specified employee” (determined in accordance with Code Section 409A and Treasury Regulation Section 1.409A-3(i)(2)) as of the date of Separation from Service (other than a Separation from Service due to death), then any payment, benefit or entitlement provided for in this Agreement that is payable during the first six months following the date of Separation from Service shall be paid or provided to the Executive in a lump sum cash payment to be made on the earlier of (a) the Executive’s death or (b) the first business day (or within 30 days after such first business day) of the seventh calendar month immediately following the month in which the date of Separation from Service occurs. If any payment is delayed pursuant to this Section 5.5, the Company shall pay interest at the rate described below on the postponed payments from the date the payment would have been due but for this Section 5.5 to the date on which such amounts are paid. Interest shall be credited at an annual rate equal to the rate announced by Wells Fargo & Company (or its successor) as its “prime rate” as of the date the payment would have been due but for this Section 5.5, plus one percent (1%), compounded annually.

5.6	Code Section 409A. It is intended by the Company and Executive that all compensation and benefits payable or provided to the Executive under this Agreement or otherwise shall fully comply with the provisions of Section 409A of the Internal Revenue Code and the Treasury Regulations relating thereto so as not to subject Executive to the additional tax, interest or penalties which may be imposed under Section 409A. The parties acknowledge that 409A is ambiguous in certain respects. The Company agrees that it will attempt in good faith not to take any action, or refrain from taking any action, that would result in the imposition of tax, interest and/or penalties upon the Executive under 409A. To the extent the Company has acted or refrained from acting in good faith as required by this Section, it will not be responsible for any consequences of failure to comply with 409A.

6.	Nondisclosure of Confidential Information. Executive shall not, without the prior written consent of the Company, disclose any Company Confidential Information except (i) in the business of and for the benefit of the Company, while employed by the Company, or (ii) when required to do so by a court of competent jurisdiction, by any administrative body or legislative body. “Confidential Information” shall mean non-public information concerning the Company’s financial data, strategic business plans, product development and other proprietary information, except for items which have become publicly available information or are otherwise known to the public. Confidential Information does not include information the disclosure of which could not reasonably be expected to adversely affect the business of the Company.

7.	Noncompetition/Non-Solicitation.

(a)	From the Agreement Date through a period ending one year following the termination of the employment of Executive with the Company for any reason (the “Restricted Period”), Executive shall not be an executive officer, board member, 5% or greater owner or partner, or employee of a food company with revenues over $1 billion.

(b)	During the Restricted Period, Executive will not directly or through others, without the prior written consent of the Board (i) directly or indirectly recruit, hire, solicit or induce, or attempt to induce, any employee of the Company or its associated companies to terminate their employment with or otherwise cease their relationship with the Company or its associated companies, or (ii) solicit business or customers of the Company.

(c)	Executive agrees that any breach of the covenants contained in this Section 7, and the covenants contained in the preceding Section 6, will irreparably injure the Company, and accordingly the Company may, in addition to pursing any other remedies available at law or in equity, obtain an injunction against Executive from any court having jurisdiction over the matter, restraining any further violation of such provisions by Executive.

Executive acknowledges and agrees that the provisions of this Section 7 are reasonable and valid in duration and scope and in all other respects. If any court determines that any provision of this Section is unenforceable because of duration or scope of such provision, such court shall have the power to reduce the scope or duration of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable.

8.	Offsets. In the event of a termination of Executive’s employment pursuant to Section 5.2 above or a Company breach of this Agreement, Executive shall not be required to mitigate damages nor shall the payments due Executive hereunder be reduced or offset by reason of any payments Executive may receive from any other source (except for the offset described in Section 4.2 relating to benefits under the Non-Qualified Plan and except for the offset described in Section 5.2 with respect to health and welfare plans and programs) or by any amounts owing by Executive to the Company.

9.	Separability; Legal Fees. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect. In addition, the Company shall pay to Executive as incurred all legal and accounting fees and expenses incurred by Executive in seeking to obtain or enforce any right or benefit provided by this Agreement or any other compensation-related plan, agreement or arrangement of the Company, unless Executive’s claim is found by a court of competent jurisdiction to have been frivolous.

10.	Assignment. This Agreement shall be binding upon and inure to the benefit of the heirs and representatives of Executive and the assigns and successors of the Company, but neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation by Executive (except by will or by operation of the laws of intestate succession) or the Company, except that the Company shall assign this Agreement to any successor (whether by merger, purchase or otherwise) to all or substantially of the stock, assets or businesses of the Company.

11.	Amendment. This Agreement may only be amended by mutual written agreement between the Company and Executive.

12.	Notices. All notices or communications hereunder shall be in writing, addressed as follows:

To the Company:	ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102
Attn: Secretary

To Executive:	At the address shown on the records of the Company

Any such notice or communication shall be sent certified or registered mail, return receipt requested, postage prepaid, addressed as above (or to such other address as such party may designate in a notice duly delivered as described above), and the actual date of mailing shall determine the date at which notice was given.

13.	Governing Law. This Agreement shall be construed, interpreted and governed in accordance with the laws of Delaware without reference to such state’s rules relating to conflicts of law.

14.

Arbitration. Any controversy or claim arising out of this Agreement or any breach shall be resolved by arbitration pursuant to this Section and the then current rules of the American Arbitration Association. The arbitration shall be held in Omaha, Nebraska before three arbitrators who are knowledgeable of employment law. If the parties cannot agree on the appointment, one arbitrator shall be appointed by the Company, one by the Executive, and the third shall be appointed by the first two arbitrators. The arbitrator’s decision and award shall be final and binding and may be entered in any court having jurisdiction thereof. The arbitrator shall not have the power to award punitive or exemplary damages. Each party shall bear its own attorneys’ fees associated with the arbitration and other costs and expenses of the arbitration shall be borne as provided by the rules of the American Arbitration Association; provided, however, that unless the arbitrators determine the position of the Executive was frivolous, Executive shall be entitled to reimbursement for reasonable attorneys’ fees and expenses and arbitration expenses incurred in connection with the dispute. If any portion of this paragraph is held to be unenforceable, it shall be severed and shall not affect either the duty to arbitrate or any other part of this paragraph. The Company may seek interim injunctive relief to enforce restrictive covenants pending resolution of any arbitration.

15.	Executive Representation. The Executive represents and warrants to the Company that the Executive is not a party to or bound by, and the employment of the Executive by the Company or the Executive’s disclosure of any information to the Company or its use of such information will not violate or breach any employment, retainer, consulting, license, non-competition, non-disclosure, trade secrets or other agreement between the Executive and any other person, partnership, corporation, joint venture, association or other entity.

16.	Entire Agreement. This Agreement supersedes the November 7, 2005 Employment Agreement and any unwritten agreements or understandings by and between the Executive and the Company and any of its Affiliates or their respective directors, officers, shareholders, employees, attorneys, agents, or representatives, and, together with the agreements, plans and programs referred to herein, constitutes the entire agreement between the parties, respecting the subject matter hereof and there are no representations, warranties or other commitments other than those expressed herein. If there is a conflict between any provision of this Agreement and any provision of any Company plan or agreement pursuant to which employee benefits are provided to Executive, including any stock option or other award agreement, the provision most favorable to Executive will control. Executive acknowledges that certain plans maintained by the Company must comply with ERISA, the Internal Revenue Code and the terms and conditions of the plans (“Qualified Plans”). Nothing contained in this Agreement will require the Company to provide any benefit contrary to the terms and conditions of the Qualified Plans or in violation of ERISA or the Internal Revenue Code. To the extent any benefit to be provided hereunder to the Executive cannot be provided through a Qualified Plan, the Company will provide the benefit on a non-qualified basis.

IN WITNESS WHEREOF, the parties have executed this Agreement the 25th day of September, 2008, to be effective as of the date first above written.

CONAGRA FOODS, INC.

By:	/s/ Ken Stinson
Chairman, Human Resources Committee of the Board of Directors

/s/ Gary M. Rodkin
Gary M. Rodkin

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